EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PerkinElmer, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended
	January 3, 2010	December 28, 2008	December 30, 2007	December 31, 2006	January 1, 2006
	(In thousands; except for ratio)
Fixed charges:
Interest expense and amortization of debt premiums and discounts on all indebtedness	$15,765	$23,625	$14,772	$8,635	$40,531
Interest on rental expense	8,200	8,180	7,220	7,540	6,120

Total fixed charges	23,965	31,805	21,992	16,175	46,651

Earnings:
Income from continuing operations before income taxes	130,677	148,813	149,025	149,324	65,661

Earnings available to cover fixed charges	$154,642	$180,618	$171,017	$165,499	$112,312

Ratio of earnings to fixed charges	6.5	5.7	7.8	10.2	2.4

Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—